[K&S Letterhead]

Via EDGAR

May 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel, Office of Mergers and Acquisitions

Re:	Belk, Inc.

Schedule TO-I/13E-3

Filed April 24, 2014

File No. 005-54017

Dear Mr. Orlic:

We are providing, on behalf of Belk, Inc. (“Belk” or the “Company”), the response of the Company to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its letter dated May 2, 2014. To assist in your review, we have included the staff’s comments below.

In addition, we are transmitting via EDGAR Amendment No. 1 to the Schedule TO-I/13E-3 (the “Schedule TO”). The Schedule TO has been amended in response to the staff’s comments as noted below.

Do Belk insiders have any material interest in the transaction?, page vi

1.	Please confirm that you have made reasonable inquiry as to whether or not any executive officer or director currently intends to tender securities owned or held by that person. State the reasons for any such intended action. See Item 1012(d) of Regulation M-A.

Response to Comment 1:

In response to the staff’s comment, we confirm that the Company has made reasonable inquiry as to whether or not any executive officer or director currently intends to tender securities owned or held by that person. On the date that the Board approved the tender offer, the executive officers and directors had not yet determined whether they would tender their class A or class B common stock.

Background, page viii

2.	Please include a description of the board meeting(s) and deliberations regarding engaging in the Rule 13e-3 transaction.

Securities and Exchange Commission

May 7, 2014

Response to Comment 2:

In response to the staff’s comment, we have amended the Schedule TO to include a description of the Company’s board meetings and deliberations regarding engaging in the tender offer.

Determination of Fairness of Offer by our Board of Directors, page xi

3.	Please disclose whether the board of directors determined, on behalf of Belk, that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated security holders of Belk, without reference to affiliated security holders. See Item 1014(a) of Regulation M-A. If you wish, you may include separate disclosure relating to affiliated security holders.

Response to Comment 3:

In response to the staff’s comment, we have amended the Schedule TO to disclose that the board of directors determined, on behalf of the Company, that the transaction is substantively and procedurally fair to unaffiliated security holders, without reference to affiliated security holders.

4.	We note disclosure that, apart from considering Willamette’s appraisal, the board of directors did not separately evaluate whether the offering price constitutes fair value in relation to going concern value. To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board of directors must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please revise your disclosure accordingly.

Response to Comment 4:

In response to the staff’s comment, we have amended the Schedule TO to clarify that the board of directors based its fairness determination on the analysis undertaken by Willamette, as described in the appraisal, and expressly adopted Willamette’s analysis and discussion included in the appraisal as its own.

5.	Please disclose why the board of directors did not separately evaluate whether the offering price constitutes fair value in relation to current and historical market prices, net book value, liquidation value, or purchase prices paid in acquiring stock in the past two years, and how the board of directors was in fact able to make its substantive fairness determination in the absence of any of these analyses. To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board of directors must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please revise your disclosure accordingly. Please also disclose the actual net book value.

Response to Comment 5:

Securities and Exchange Commission

May 7, 2014

In response to the staff’s comment, we have amended the Schedule TO to clarify that the board of directors based its fairness determination on the analysis undertaken by Willamette, as described in the appraisal, and expressly adopted Willamette’s analysis and discussion included in the appraisal as its own. In addition, we have amended the Schedule TO to provide additional disclosure with respect to current and historical market prices and liquidation value and to disclose the actual net book value.

Acceptance for Payment of Shares and Payment of Purchase Price, page 6

6.	Please disclose the manner in which securities will be accepted for payment. See Item 1004(a)(1)(viii) of Regulation M-A.

Response to Comment 6:

In response to the staff’s comment, we have amended the Schedule TO to disclose that the securities will be deemed to be accepted for payment when the Company files its amendment to the Schedule TO to disclose the results of the Offer.

Assumptions, page 16

7.	Please confirm that all pro forma statements, budgets and projections provided to Willamette were disclosed and disseminated to security holders.

Response to Comment 7:

In response to the staff’s comment, we confirm that the financial projections for fiscal years 2015 through 2017 (three years) provided by the Company to Willamette are included as part of the appraisal filed as Exhibit (a)(7) to the Schedule TO (specifically, Exhibits 7 and 8 of Appendix A to the appraisal, on pages 72-73), and therefore were disclosed to security holders.

On page iii (“Summary Term Sheet”) and pages xi to xii (“Special Factors – Determination of Fairness of Offer by our Board of Directors”) of the Offer to Purchase, the Company clearly states that a copy of the appraisal:

•	is included as an exhibit to the Schedule TO filed with the Commission,

•	is available for inspection at Belk’s principal executive offices during regular business hours by any interested stockholder or stockholder representative, and

•	will be transmitted by Belk to any interested stockholder or stockholder representative on written request.

The Company supplementally advises the staff that it has not received a request for a stockholder or stockholder representative to come to Belk’s offices to inspect the appraisal or a request for the appraisal to be transmitted to the stockholder or stockholder representative since the launch of the offer. The Company also supplementally advises the staff that in the last eight tender offers, it has never received a request for a stockholder or stockholder representative to come to

Securities and Exchange Commission

May 7, 2014

Belk’s offices to inspect the appraisal or a request for the appraisal to be transmitted to the stockholder or stockholder representative.

We note that this is an all cash tender offer that is not subject to any financing contingencies. The Offer is structured identically to the last eight tender offers undertaken in the last eight years. Although there are specific requirements to provide certain financial information to security holders in connection with a tender offer, the Company is not aware of any specific regulation line item that requires it to disseminate (mail) the financial projections to security holders. Rather, the Company believes the decision as to whether the projections need to be mailed as part of the Offer is based on the Company’s analysis as to whether the projections are material to the decision of the security holder to tender (or not tender) his or her stock. The Company believes that the detailed description of the appraisal included in the Offer to Purchase provides the material information necessary for a security holder to make an informed decision to tender (or not tender) his or her stock, and that copies of the financial projections are not necessary for security holders to make such an informed decision.

Finally, we note that the Company has two classes of common stock, Class A and Class B. While the number of record holders of the Class B stock immediately prior to the launch of the Offer triggered the requirement for Belk to comply with the disclosures under Schedule 13E-3, there is no possibility that the completion of the Offer in accordance with its terms will cause the Class A stock to be eligible for deregistration. Belk will continue to be a reporting company after the completion of the Offer.

Analysis of Certain Guideline Publicly Traded Companies, page 16

8.	Please disclose the per share value resulting from this analysis.

Response to Comment 8:

In response to the staff’s comment, we have amended the Schedule TO to disclose the per share value resulting from the analysis of certain guideline publicly traded companies.

Discounted Cash Flow Analysis, page 16

9.	Please disclose why this analysis only takes into account 2 years of projections.

Response to Comment 9:

Upon review of the independent appraiser’s analysis, filed as Exhibit (a)(7) to the Schedule TO, the Company determined that the discounted cash flow analysis did take into account three years of projections (fiscal years 2015 through 2017) provided by the Company to the appraiser, rather than two years of projections (fiscal years 2015 through 2016). In response to the staff’s comment, we have amended the Schedule TO to clarify that the discounted cash flow analysis was for fiscal years 2015 through 2017.

Fees and Expenses, page 18

Securities and Exchange Commission

May 7, 2014

10.	Please disclose all fees paid to Willamette during the past two years. See Item 1015(b)(4) of Regulation M-A.

Response to Comment 10:

In response to the staff’s comment, we have amended the Schedule TO to disclose all fees paid to Willamette during the past two years.

Extension of the Offer; Termination; Amendments, page 29

11.	Please revise disclosure in the last paragraph of this section so that it provides that you will extend the offer if you increase the number of shares being sought and any such increase exceeds 2% of the outstanding shares of either class of common stock.

Response to Comment 11:

In response to the staff’s comment, we have amended the Schedule TO to provide that the Company will extend the offer if it increases the number of shares being sought and any such increase exceeds 2% of the outstanding shares of either class of common stock.

Securities and Exchange Commission

May 7, 2014

In connection with responding to the staff’s comment, the Company has directed us to acknowledge, on its behalf, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (404) 572-2729 with any questions concerning this letter. In addition, we request that you advise us when the staff has completed its review of the filing.

Very truly yours,

/s/ Laura O. Hewett

Laura O. Hewett

cc:	Mr. Ralph Pitts

Mr. John D. Capers, Jr.